Exhibit 10

Sears, Roebuck and Co.
Term Sheet - Senior Vice President of Human Resources

1. Base Salary: Initial base salary of $425,000, which will be reviewed at least annually and at the same time other senior executives' base salaries are reviewed.

2. Annual Bonus: You will be eligible for an annual performance bonus under the Sears, Roebuck and Co. annual incentive plan. You will have a target annual bonus opportunity equal to 85% of your base salary, or $361,250. Under the current plan, bonus payouts can range from zero to 230% of target. The bonus payouts are 100% funded based on the attainment of corporate earnings per share goals. A participant earns 80% of his or her bonus based on achievement of these goals. Individual performance is utilized to determine what portion of the remaining 20% of the bonus participants have earned. Sears will guarantee a minimum bonus for the 2001 plan year equal to your target bonus, provided you are still employed by Sears on the date of payment.

Participants can elect to receive all or a portion of their annual bonus in the form of restricted stock, which vests in three equal annual installments. Participants electing restricted stock receive a 20% premium on the portion of their bonus received in restricted shares. The premium vests at the end of three years.

3. Long-term Incentives - General Information:

a) You will be eligible to participate in Sears 2000 Employees Stock Plan. The grant date value of your awards is at the discretion of the Compensation Committee, but an executive at your level is eligible for awards equal to 125% of base salary.

b) Approximately 70% of your long-term incentive opportunity will be provided in Sears' stock options and 30% will be provided through the Long-Term Performance Plan.

 4. Stock Options: a) The number of Sears stock options is based on the Black-Scholes value of the stock options on the date of grant. Sears stock options are granted with an exercise price equal to the fair market value of Sears stock on the date of grant and vest in equal annual installments over a three-year period commencing on the first anniversary of the date of grant. There is a reload feature for shares tendered to cover the exercise price and taxes due upon exercise.

b) The aggregate value of your annual stock option award will be 87.5% of base salary (i.e., 70% of 125%), or approximately $372,000. Based on a stock price of $32.00 and a Black-Scholes value of $10.79, we estimate that the 2001 award would consist of 34,500 stock options. Adjustments to the number of stock options granted will be made if the price of Sears stock and/or the Black-Scholes value of a Sears stock option on the date of grant is materially different.

 5. Long-Term Performance Plan a) You will be eligible to participate in the Long-Term Performance Plan for the 1999-2001 performance period. Payouts are based on Sears' total shareholder return, Sears Value Added (i.e., economic value added), customer satisfaction, customer loyalty and the results of an employee attitude survey. Grants are typically made every two years. The next performance cycle is expected to commence in early 2001.

b) Your target opportunity for the 1999-2001 performance period will be 37.5% of base salary (i.e., 30% of 125%), or approximately $160,000. Sears will guarantee a minimum payout for the 1999-2001 performance period equal to your target opportunity, provided you are still employed on the date of payment.

c) Payouts under the Long-Term Performance Plan can range from zero to 150% of the target amount, based on performance. Participants receive cash payouts but can defer awards under the Sears Deferred Compensation Plan.

 6. Sign-On Cash and Equity Awards: In addition to the above, you will receive a sign-on award, on your hire date, consisting of the following: a) A sign-on cash bonus of $100,000.

b) A 'make-whole' cash payment in respect of any forfeited payouts from the (i) Whirlpool annual bonus plan for 2000 and (ii) the Whirlpool Executive Stock Appreciation and Performance Program for the 1998 - 2000 performance period.

c) 50,000 Sears stock options. These options will have an exercise price equal to the fair market value on the date of grant (your date of hire) and will vest in equal annual installments over a three-year period commencing on the first anniversary of your date of hire. Based on a $10.79 Black-Scholes value, the estimated grant date value is $540,000.

d) 35,000 shares of restricted stock. These shares will vest on the third anniversary of your date of hire. Based on a $32.00 stock price, the value of the award is $1,120,000.

 7. Employee Benefits: You will participate in all retirement, welfare, and perquisite programs on a basis no less favorable than other executives at your level, in accordance with the applicable terms of those programs.

8. SERP Benefit: You will receive two years of credited service for each year of credited service you complete with Sears, through age 61 (i.e., up to 20 years of credited service). We estimate the value of the increased service credit to be worth $1.1 million at age 61. The present value of this benefit enhancement is $520,000.

9. Severance Benefits and Non-Compete Agreement: You will be asked to sign an Executive Severance/Non-Compete Agreement. If you are involuntarily terminated from Sears for any reason other than Cause, death, total and permanent disability, resignation, or retirement after age 65, you will receive two years of pay continuation (i.e., base salary and target bonus). If you are terminated following a change-in-control, you will receive the aforementioned severance benefit in an undiscounted lump-sum payment.

Under the Non-Compete Agreement, you would agree not to disclose confidential information and not to solicit employees. You would also agree not to aid, assist or render services for any 'Competitor' for one-year following termination of employment. A 'Competitor' means (i) a party engaged in any direct marketing or electronic commerce business or retail, department, specialty, discount, furniture, appliance, electronics, hardware, home improvement, home services, auto parts, auto service, and/or apparel business with combined annual gross sales in excess of $500 million, (ii) a party engaged in any other line of business in which Sears commences business prior to the termination of your employment with Sears having combined annual gross sales in that line of business in excess of $50 million, (iii) any vendor with combined annual gross sales of services or merchandise to Sears in excess of $100 million.

10. Relocation Assistance. You will be eligible for relocation assistance benefits that are typically provided to an executive at your level and in accordance with the terms of that program. It is our understanding that you will not require assistance with the sale of your existing personal residence in Michigan.

11. Start Date: You will commence employment with Sears no later than TBD.

/s/ Alan Lacy Alan Lacy President and CEO	12/8/00 Date
/s/ Greg A. Lee Greg Lee	12/8/00 Date